Exhibit 12

Genworth Life and Annuity Insurance Company

Statement of Ratio of Income to Fixed Charges

(Amounts in millions)

	Years ended December 31,
	2006	2005	2004	2003	2002
Net income before income taxes and accounting changes	$548.0	$418.5	$367.3	$242.6	$506.8
Fixed charges:
Interest expense(1)	134.0	48.7	24.5	43.5	43.8
Interest portion of rental expense	2.9	2.6	2.5	2.7	2.2

Subtotal	136.9	51.3	27.0	46.2	46.0
Interest credited to investment contractholders	496.7	456.0	487.0	742.5	815.0

Total fixed charges	633.6	507.3	514.0	788.7	861.0

Income available for fixed charges (including interest credited to investment contractholders)	$1,181.6	$925.8	$881.3	$1,031.3	$1,367.8

Income available for fixed charges (excluding interest credited to investment contractholders)	$684.9	$469.8	$394.3	$288.8	$552.8

Ratio of income to fixed charges (including interest credited to investment contractholders)	1.87	1.82	1.71	1.31	1.59
Ratio of income to fixed charges (excluding interest credited to investment contractholders)	5.00	9.17	14.61	6.25	12.01

(1)	Interest expense primarily relates to interest on our non-recourse funding obligations as further described in note 9 of our consolidated financial statements in “Exhibit 99.6 – Item 8 – Financial Statements and Supplementary Data.”